

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

Todd E. Molz
General Counsel and Managing Director
Oaktree Capital Group, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

> **Re:** **Oaktree Capital Group, LLC**
> **Registration Statement on Form S-1**
> **Filed June 17, 2011**
> **File No. 333-174993**

Dear Mr. Molz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with an analysis, including citations to applicable authority, supporting your conclusion that you need not register as an investment company under the Investment Company Act of 1940. We note your disclosure on page 45 that you do not believe you are an investment company under the Investment Company Act.

2. Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

3. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule

430A of Regulation C, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover page. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

4. Please provide us with copies of any graphics or photographs you intend to use in your prospectus.

5. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has no objection to the underwriting compensation.

6. We note that you have yet to file a number of exhibits, including the legal and tax opinions. Please file these exhibits as soon as practicable.

Prospectus Cover Page

7. We note that you include a discussion of your business principles on the inside prospectus cover page. Please relocate this discussion to another part of your prospectus.

Table of Contents, page i

8. Please note that the Prospectus Summary must immediately follow the Table of Contents. Please relocate the glossary of terms section and your other disclosures following the Table of Contents to more appropriate locations in the prospectus.

Prospectus Summary, page 1

9. Please ensure that the information you provide in your summary is balanced and adequately informs investors of the financial condition and results of operations of Oaktree Capital Group, LLC. Please provide prominent disclosure that addresses the net losses attributable to Oaktree Capital Group, LLC over the past three years. Please also address this comment in your Business section.

10. We note your references to Class C units on page eight and throughout the prospectus. In an appropriate section of your prospectus, please discuss these units in greater detail, including the rights and privileges associated with the units, the mechanism for converting these units into Class A units, when you expect the conversion into Class A units to occur, the entities or persons who own these units, how these entities or persons acquired the units, and how these units figure into your ownership structure.

Summary Historical Financial Information and Other Data, page 13

11. Please consistently order numerical data presented in tabular and narrative format throughout your document. In this regard, summary historical financial information and other data, market price information, selected financial data, and MD&A present 2008 financial information first and 2010 financial information last. However, the financial statements present 2010 financial information first and 2008 financial information last. Please refer to SAB Topic 11:E for guidance.

12. Please revise the title of the line item "Total revenues" under the Segment Income Data to "Total segment revenues."

13. Please revise your footnote disclosure for the non-GAAP measures presented under the "Segment Income Data" section to specifically refer investors to your more detailed disclosures on pages 92-94.

Risk Factors, page 16

Given our focus on achieving superior investment performance . . . , page 16

14. In this risk factor, please clearly disclose that your business practices, including reducing assets under management and reducing management fee rates, may conflict with the interests of public shareholders since these practices may not result in higher revenues and earnings and may not increase the value of the company's Class A units. We would expect to see more detailed disclosure addressing how management intends to supervise the conflicts of interest emanating from the duties owed to Oaktree fund investors and those owed to holders of Class A units, which, in some respects, appear to be divergent.

Our business is materially affected . . . , page 17

15. Please disclose the impact of restructuring the evergreen funds had on your AUM, management fee-generating AUM, incentive-creating AUM, results of operations, financial condition and cash flows.

16. Please provide investors with an explanation of the fixed costs referenced in the last paragraph on page 17.

We cannot assure you that our intended quarterly distributions will be paid each quarter or at all., page 44

17. In this risk factor, please quantify your share of the Oaktree Operating Group's cash flow and disclose the amount you intend to distribute to your Class A unitholders. We note that the declaration, payment, and determination of the amount of the quarterly distribution will be at the sole discretion of your board of directors. Please disclose in

this risk factor that the Class A unitholders will not have the power to elect the board of directors as long as the Oaktree control condition is satisfied and that the board of directors may have interests that conflict with the Class A unitholders since the members of the board of directors and the persons charged with appointing directors to the board do not hold their economic interests in the Oaktree Operating Group through the company.

Market and Industry Data, page 56

18. We note the disclosure in the first paragraph regarding the sources of certain information included in your prospectus. Please disclose whether you funded or were otherwise affiliated with any of the sources you cite. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

19. We note your statement that "[a]lthough we believe that this information is reliable, we have not had this information verified by any independent sources." Please note that you are responsible for the entire contents of the registration statement and you may not use language that could be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise your disclosure accordingly.

Organizational Structure, page 57

20. Please disclose the purpose of the intermediate holding companies.

Oaktree Capital Group, LLC, page 60

21. We note your statement that the number of Class B units held by OCGH increases or decreases with corresponding changes in OCGH's economic interest in the Oaktree Operating Group. Please explain in more detail how this aspect of your corporate operation functions.

Our Manager, page 60

22. Please enhance the disclosure relating to the Oaktree control condition. Please disclose the percentage of outstanding Oaktree Operating Group units your principals and affiliated entities, including OCGH, currently hold, directly or indirectly. Please also disclose how your principals and affiliated entities may come to own less than 20% of the Oaktree Operating Group units.

Cash Distribution Policy, page 67

23. Please disclose any restrictions on your subsidiaries' ability to make cash distributions to you and/or your ability to make cash distributions to your unitholders. If there are no restrictions, please disclose this fact.

24. Please revise your per share presentation for the amount of distributions to the nearest cent.

GSTrUE OTC Market Price Information For Our Class A Units, page 68

25. Please tell us how this disclosure is responsive to the Item requirements of Form S-1. To the extent the disclosure does not conform to that which is required by the Form, and the corresponding information required by Regulation S-K, please eliminate the disclosure from your prospectus. In addition, supplementally explain the relationship between the limited and sporadic trading prices on the GSTrUE OTC market and the initial public offering price of the Class A Units. Finally, please advise us of the number of investors that purchased Class A Units in the May 2007 private offering and indicate the number of record holders of Class A Units during the period starting from the May 2007 restructuring to the initial filing date of your Form S-1.

Selected Financial Data, page 69

26. We note your statement that the historical financial information for fiscal years 2006 and 2007 is consolidated data and was derived from audited consolidated financial statements. As the Restructuring did not occur until May 2007, it would appear as though the financial information for all of fiscal year 2006 and a portion of fiscal year 2007 is combined financial information and was derived from audited combined financial statements. Please revise your disclosures to clarify what the financial information for these periods represents.

27. Please revise the subparts to footnote (2) to quantify the impact each item had on your consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72

28. Please note an overview section should provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management is most focused, as well as the actions they are taking to address these opportunities, challenges and risks. On page 73, we note that the current phase in the market cycle is likely to cause your AUM to decrease in the second quarter of 2011 and to then possibly plateau or continue decreasing in coming quarters. Please expand this section to address management's sensitivity to that assessment and explain whether

you expect this issue to impact your short or long-term growth. Refer generally to Release 33-8350 (Dec. 19, 2003) for additional information.

Operating Metrics, page 73

29. Please revise your rollforward of AUM for each period presented by fund type to separately present the following:
    - distributions for a realization event;
    - distributions for redemptions; and
    - cancellation of uncalled capital commitments.

30. We note that the consolidated funds are your closed-end and evergreen funds based on your disclosure on page 80. Please reconcile for us the change in market value per the AUM rollforward on page 74 to the net realized gain on consolidated funds' investments and net change in unrealized appreciation (depreciation) line items in your consolidated statements of operations for each period presented.

31. Please revise your rollforward of management fee-generating AUM to separately present the following:
    - distributions for a realization event;
    - distributions for redemptions;
    - cancellation of uncalled capital commitments;
    - changes in cost basis.

32. Please include footnotes to the rollforward of management fee-generating AUM to explain what the changes in cost basis line item reflect. Please also explain why there is an adjustment for the change in market value of closed-end funds' assets. Finally, please explain why the change in market value for the Evergreen funds does not agree to the rollforward of AUM.

33. Please disclose the portion of the incentive-creating AUM that is currently generating incentive income.

34. Please revise your discussion and analysis of AUM, management fee-generating AUM, and incentive-creating AUM to provide a comprehensive analysis of the components for each period presented by fund type. To the extent that there were material contributions or capital commitments, clearly disclose the sources along with quantification of each source. To the extent that there were material distributions from a realization event, disclose the sources along with quantification of each source. To the extent that there were material redemptions, please disclose the sources, quantification of the sources and an explanation, if available. As part of this discussion and analysis, please provide readers with a meaningful understanding of the performance of each of your significant funds by fund type. For each significant fund impacting AUM and/or management fee-generating AUM, please describe the underlying types of investments and overall

strategy involved in the fund. To the extent necessary to provide investors with a sufficient understanding of the performance of your funds for each period presented, please also discuss the specific underlying assets and how the inherent risks of those assets impacted the market movements. Refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance.

35. Please revise your discussion and analysis of incentives created (fund level) to provide investors with a more comprehensive explanation of the underlying investments in the portfolios of Opps VII and Opps VIIb that are generating the potential future incentive income for the three months ended March 31, 2011. Please also provide a more comprehensive explanation of the underlying investments in the portfolios for those funds impacting the annual periods presented. To the extent that a reduction in the amount of incentives created in a fund has occurred during any of the periods presented, please disclose this fact along with the underlying reasons. Further, to the extent that a material difference has occurred between the amount of incentives created and the actual incentive income received by the fund, please disclose this fact along with the underlying reasons for the differences. If you have not recognized any material differences between the incentives created amounts and the ultimate amount of revenue recognized, please disclose this fact.

Consolidated Results of Operations, page 85

36. Please revise your discussion and analysis of your consolidated results of operations for each period presented to quantify each factor when multiple factors exist. Please refer to Item 303(A)(3)(i) of Regulation S-K for guidance.

37. We note that you attribute the decline in compensation and benefits expense to a change in your overall revenue mix for the three-months ended March 31, 2011. As this is your largest expense, please provide investors with a more comprehensive explanation as to how your revenue mix changed and how the change impacts compensation and benefits expense. Please also explain why there was an increase in your annual bonus pool.

38. We note that you attribute to the changes in incentive income compensation expense as a percentage of segment incentive income to differences in the mix of funds that comprised segment incentive income. Please provide a more comprehensive analysis as to how the mix of funds generating segment incentive income has changed and the corresponding impact on the expense recognized for each period presented.

39. Please revise your discussion and analysis of interest and dividend income to provide a more comprehensive explanation for the increase in dividend income and the lower interest income. To the extent that a portion of this line item relates to the consolidated funds and a portion relates to your operations, please quantify the corresponding amounts.

40. Please substantially revise your disclosure for the net realized gain on investments and net change in unrealized appreciation on investments to provide a comprehensive discussion and analysis of the investment activities generating these amounts for each period presented that will allow investors to understand the material factors affecting the amounts recognized, realized and unrealized, and any material uncertainties or trends that may impact future results. In this regard, it would appear appropriate to discuss the gross realized gains, gross realized losses, gross unrealized gains, gross unrealized losses, gross unrealized gains reversed, and unrealized losses reversed. It may also be necessary to provide a detailed discussion of the funds and/or the funds' underlying investments to fully analyze the components of this line item. To the extent that this discussion and analysis is duplicative of your discussion and analysis of the AUM measures, please provide investors with a cross reference to the appropriate disclosures that provide the necessary analysis for investors to understand the material factors impacting these line items. Refer to Item 303(A)(3) of Regulation S-K and the corresponding instructions and Section 501.12 of the Financial Reporting Codification for guidance.

41. Please provide investors with the specific factors that resulted in the decrease of your effective tax rate for the first fiscal quarter of 2011 as compared to the first fiscal quarter of 2010. Please also provide a more comprehensive explanation for the changes in your effective tax rate for your annual periods.

42. Please include a discussion and analysis of net loss attributable to Oaktree Capital Group, LLC that summarizes the factors that resulted in the recognition of losses for each period presented.

43. We note that you acquired the business assets of GFI Energy Ventures LLC during fiscal year 2009. Please confirm to us that this acquisition was immaterial to your consolidated financial statements.

Segment Analysis, page 91

44. We note your presentation of the non-GAAP measures ANI-OCG, FRE, NFRE-OCG, and NFRE-OCG per Class A and Class C unit. For each of these measures for each period presented, please reconcile each of these non-GAAP measures to the most comparable financial measure from your consolidated financial statements. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K. Please also explain to us how you determine the most comparable financial measure.

45. Please include a discussion and analysis by fund type regarding the impact changes in the weighted average annual management fee rates had on your management fees recognized.

46. Please include a discussion and analysis of ANI, the measure used to evaluate the financial performance of, and make resource allocations and other operating decisions for, the investment management segment, for each period presented.

Liquidity and Capital Resources, page 103

47. We note your presentation of adjusted operating cash flow, a non-GAAP measure. Please provide us with an explanation of your consideration of the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K when presenting this measure. To the extent that you are able to demonstrate compliance with Item 10(e)(1)(ii)(A) of Regulation S-K, please provide a more comprehensive explanation for each of the adjustments to net cash provided by (used in) operating activities as they relate to your consolidated financial statements.

48. Please include disclosure to state how you intend to fund your quarterly distributions and tax distributions if your cash flows from operations are insufficient. Please also disclose the risk to your operations by making such distributions to investors.

49. Please disclose the amount of incentive income you have received as of the most recent balance sheet date that may be required to be repaid to the funds in the event that the corresponding fund does not meet the required threshold (i.e., the amount of tax incentive payments subject to potential clawback).

50. Please disclose the amount available to borrow without violating any financial covenants under your revolving credit facility.

Critical Accounting Policies, page 108

51. We note that you have recognized net losses attributable to OCGH non-controlling interest and attributable to Oaktree Capital Group, LLC for each fiscal year presented. We further note that you have $72.2 million of deferred tax assets as a result of the exchange of OCGH units for Oaktree Operating Group units, of which 85% is to be paid to the exchanging or selling OCGH Unitholder. Please include your assessment of the realizability of your deferred tax assets as a critical accounting policy, or provide us with a comprehensive explanation as to why you do not consider such evaluation a critical estimate to your consolidated financial statements. To the extent that you agree the assessment of the realizability of your deferred tax assets is a critical estimate, please ensure your disclosure addresses each of the following points, as appropriate:

- Disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets to the extent you are relying on future income. Include an explanation of the anticipated future trends included in your projections of future taxable income.
- Disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and

jurisdiction and is of the same character as the temporary differences giving rise to the deferred tax assets to the extent you are relying on deferred tax liabilities.

- If you are also relying on tax planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Revenue Recognition, page 110

52. Please revise your disclosures regarding the determination of incentive income to clarify the instances in which you are estimating the amount of incentive income recognized.

Investments, at Fair Value, page 110

53. We note that you discount from quoted market prices securities that lack marketability due to legal restrictions on transferability. Please revise your disclosure to state the amount or range of the discounts applied to quoted market prices. Please also provide a detailed discussion as to how you determine the discount for marketability. As part of this discussion, please ensure you clearly explain the factors that would result in a higher discount rate versus those factors that would result in a lower discount rate. If you are deriving the marketability discount rate from comparable companies, please also explain how you ensure the derived discount only considers the effect of the lack of liquidity and not other factors specific to the comparable companies.

54. We note that the funds make a variety of different types of investments that comprise the assets in which you manage. Please revise your disclosure to clarify the methodologies and approaches you use to estimate the fair value of each of the different types of investments held by the funds in which you manage and/or in which you invest. The disclosures should clearly explain to investors how you determined these methodologies and approaches would result in the best estimate of fair value for each type of investment.

55. We note that you generally use the market multiple approach to estimate the fair value of portfolio companies. Please revise your disclosures to clarify the circumstances in which you would use a different approach to estimate the fair value of the portfolio companies. Please also clarify whether this approach is used for equity, debt or other types of investments in the underlying portfolio companies.

56. We note that you use Level III fair value inputs when estimating the fair value of "securities or instruments for which [you] determine in [y]our discretion that the foregoing valuations methods do not represent the fair value of such securities or instruments." Please revise your disclosure to state the value of consolidated investments and the value of assets under management within this category of Level III. Please

provide a comprehensive explanation as to the facts and circumstances that would cause management to disregard the estimated fair values of certain securities or instruments using Level I or Level II fair value inputs.

57. Please disclose by fund type the valuation of investments and other financial instruments by fair value hierarchy levels for those assets under management that have been invested for each period presented.

Industry, page 116

58. Please disclose whether you consider yourself a larger alternative asset manager.

Business, page 121

59. In this section, please disclose the year you were organized and provide a cross-reference to your discussion of your organizational structure and the 2007 restructuring and private offering on page 57. Additionally, for your business segment, please disclose your revenues, a measure of profit or loss, and total assets, or include an appropriate cross-reference to the notes to your financial statements.

60. We note your use of "accrued incentives (fund level)" throughout the registration statement and your brief definition of this term on page 137. Please define this term in the Prospectus Summary and provide a more fulsome explanation in the Business section.

61. We note your discussions of proprietary research on page two and proprietary credit scoring matrix on page 139. Please disclose the importance to your sole business segment and the duration and effect of all patents, trademarks, licenses, franchises and concessions held. Refer to Item 101(c)(1)(iv) of Regulation S-K.

62. We note your disclosure on page 19 that the departure of certain individuals could trigger "key man" provisions in the documentation governing certain of your closed-end funds. We further note that your senior employees are 80% vested in their OCGH units and that the remaining 20% will vest in January 2012. Please describe in detail and quantify the impact of the possible triggering of these key man provisions.

Our Investment Approach, page 128

63. We note your characterization of your funds, including the associated incentive income, as having a relatively high degree of liquidity. Please revise this disclosure to clarify this statement in light of the two risk factors at the bottom of page 32 and the top of page 33, in addition to the majority of the investments held by your funds have fair values that are based on other than quoted market prices, as noted by the risk factor at the bottom of page 34.

Cautionary Note Regarding Historical Fund Performance, page 144

64. Please revise the second bullet to provide a more comprehensive explanation as to why the new investors will not benefit from the realized value created in the funds prior to the offering and quantify the value you are referencing. Please clarify whether you intend to make a distribution for this value prior to or in connection with this offering. To the extent that you intend to make a distribution that has not been reflected in the consolidated balance sheet, please provide us with your consideration of the guidance in SAB Topic 1:B.3.

Fund Data, page 144

65. Please include a footnote that indicates the funds and periods in which the fund was managed by employees of the Trust Company of the West. Please also explain your relationship with the Trust Company of the West.

Management, page 152

66. For each of your directors, please disclose the period during which he has served as a director. Refer to Item 401(a) of Regulation S-K.

Executive Compensation, page 158

67. Please provide complete Item 402 disclosure in your next amendment.

Compensation Discussion and Analysis, page 158

68. Please provide additional support for your determination that Messrs. Mark, Stone, and Keele are not named executive officers within the meaning of Item 402(a)(3) of Regulation S-K. In doing so, clarify why the equity distributions, or other programs, plans, practices, or transactions involving these individuals and the furnishing of financial payments or distributions do not constitute compensation within the meaning of the Item 402 of Regulation S-K.

69. Please revise your CD&A to discuss what your compensation program is designed to reward and why you choose to pay each element of compensation. Refer to Item 402(b)(1) of Regulation S-K.

70. For each element of compensation, please disclose specifically how you determine the amount of compensation to award to each named executive officer. For example, if the award depends on individual and corporate performance, please disclose the elements of individual and corporate performance considered and discuss how you evaluated the results achieved to reach the amounts awarded the named executive officers. Refer to Item 402(b)(2)(v)-(vii) of Regulation S-K.

Todd E. Molz
Oaktree Capital Group, LLC
July 14, 2011
Page 13

Certain Relationships and Related Party Transactions, page 169

71. With respect to the exchange of OCGH units for Class A units, please explain the reason for the requirement that Oaktree Operating Group units be exchanged for Class C units and then into Class A units.

72. We note that the Oaktree Operating Group units may be exchanged for a corresponding number of Class A units or an equivalent amount of cash. Please disclose whether the company or the unitholder determines whether to receive the Class A units or cash and how the equivalent amount of cash is determined.

73. We note your disclosure that if Oaktree Holdings, Inc. or Oaktree AIF Holdings, Inc. do not have taxable income, then payments under the Tax Receivable Agreement are not required. Please disclose whether there have been any years in which either of these subsidiaries have not had taxable income and whether any payments were made for these taxable years. Please include similar disclosure in Note 11 to your consolidated financial statements.

Description of Our Indebtedness, page 176

Senior Unsecured Credit Facility, page 178

74. Please disclose whether you are in compliance with the financial covenants associated with the credit facility

Selling Shareholders, page 181

75. Please provide the selling shareholder information required by Item 507 of Regulation S-K in this section.

76. Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale. If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

- that the selling shareholders purchased in the ordinary course of business; and
- that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling shareholders are unable to make these representations, please state that they are underwriters.

Certain ERISA Considerations, page 215

77. We note your statement on page 216 that "[t]he foregoing discussion is general in nature and is not intended to be comprehensive." Please note that this type of language may suggest that shareholders are not entitled to rely on the disclosure. Please revise your disclosure accordingly.

Consolidated Statements of Operations, page F-4

78. We note that you have included your share of earnings and losses from equity method investments as revenues. Please revise your presentation to include these earnings and losses from equity method investments to the other income (loss) section of your consolidated statements of operations. Please refer to Rule 5-03(b)(12) of Regulation S-X for guidance. Please also revise your disclosures throughout your document to revise your reference to your sources of revenues.

Consolidated Statements of Changes in Unitholders' Capital, page F-7

79. Please revise this statement to separately present the changes in non-controlling interest in consolidated subsidiaries for each period presented. Please refer to ASC 810-10-50-1A(c) and ASC 810-10-55-4L for guidance. Please also address this guidance in either a separate statement for the interim period or within the footnotes to your interim financial statements.

80. Please include the changes in non-controlling redeemable interests in consolidated funds as a separate column for each period presented on the face of this statement rather than in your footnote disclosures.

81. Please include a table in your footnotes for the effects of changes in your ownership interest on the equity attributable to you. Please refer to ASC 810-10-50-1A.d. and ASC 810-10-55-4M for guidance.

1. Organization and Basis of Presentation, page F-8

82. We note that you accounted for the May 2007 Restructuring as a reorganization of entities under common control, resulting in the value of assets and liabilities of the predecessor being recognized at historical cost. We further note that the May 2007 Restructuring transactions involved Principals, Senior Employees, and other investors. Please provide us with your detailed analysis as to how you determined that the May 2007 Restructuring transactions was appropriately accounted for as a reorganization of entities under common control. Please ensure that your evaluation includes the ownership interests of the individuals/entities involved in the transactions prior to and after the transactions.

2. Summary of Significant Accounting Policies, page F-9
Consolidation, page F-9

83. We note your disclosure that the limited partners of the consolidated funds have been granted redemption rights exercisable in certain circumstances. However, your description of the structure of your closed-end funds on page 134 appears to suggest that limited partners cannot withdraw their investments once admitted as a limited partner. Please revise your disclosures here and throughout your document to clarify whether or not limited partners may redeem their interests, whole and/or in part, in the closed-end funds. If the limited partners in the closed-end funds have the right to withdraw/redeem their interests in the closed-end funds, please provide a more detailed description of the redemption terms.

84. We note your disclosures regarding your consolidation policy. It is unclear from these disclosures the process you undertake to assess each of the funds in which you are the general partner and/or manage through a contract. Please revise your disclosure to clarify, if correct, that you first assessed each fund to determine whether the fund meets the definition of a variable interest entity (VIE) in accordance with ASC 810-10-15-14. To the extent that you determined any of your funds or any other entity in which you have an ownership or contractual relationship with meets the definition of a VIE, please disclose this fact and provide the disclosures in ASC 810-10-50, as applicable. For those funds that you determined do not meet the definition of a VIE, please clarify that these funds are considered voting interest entities (VoIE) in which the rights of the limited partners are evaluated to determine whether you consolidate the fund or account for your interest under the equity method of accounting. Please refer to ASC 810-20-15-1 – 15-3, 810-20-25-1 – 25-20, and 810-20-45-1, 810-20-55-1 – 55-16 for guidance. Please disclose which funds are consolidated under the VoIE model and those that are reflected in the consolidated financial statements under the equity method of accounting.

85. Please revise your disclosure to clarify that the side letter agreements and/or any other explicit or implicit agreements with the limited partners in your funds that meet the definition of a VIE do not impair the funds' ability to qualify for the deferral of the consolidation rules in ASU 2009-17.

86. In addition to the funds in which you are the general partner and/or manage through a contract, please clarify whether there are any other entities you are consolidating, as you determined the entity meets the definition of a VIE and you have controlling financial interest. To the extent material, please provide the disclosures required by ASC 810-10-50, as applicable.

87. We note your disclosure that the elimination entries related to incentive income does not have an effect on net income (loss) attributable to the Company. As incentive income to be paid by the consolidated funds is recognized as an expense by the funds prior to

recognition as revenue by you, please disclose how you have reflected this timing difference in your consolidated statements of operations.

<u>U.S. Treasury and government agency securities, page F-11</u>

88. Please revise your accounting policy to clarify that you have classified these securities in the available-for-sale securities category. Please refer to ASC 320-10-25-1.

<u>Management fees, page F-12</u>

89. We note your disclosure that you do not recognize incremental income for transaction, advisory, director and other ancillary fees received, as the fees are offset against management fees. However, we note the analysis you have provided for the decreases and increases to management fees for each period presented to these ancillary fees. To the extent that you are recognizing revenues in connection with any of these ancillary fees, please disclose your accounting policy for each of the ancillary services that you are recognizing revenue, including the amount of revenue recognized for each period presented. To the extent that you are not recognizing revenues for the ancillary services, it is unclear how your explanation for the changes in management fees for each period presented is an appropriate. Please revise your disclosure to provide a more comprehensive explanation.

<u>Incentive income, page F-13</u>

90. We note that you have elected to adopt Method 1 in accordance with the guidance ASC 605-20-S99-1 for recognizing incentive income subject to a contingency. We further note your statement that you generally recognize tax distributions from the funds, which are considered advanced incentive income, when received. Please revise your disclosure to clarify that the recognition of the tax distributions, which are considered advanced incentive income, as revenue is subsequent to when the contingencies associated with the incentive income have been removed. Otherwise, please explain how your accounting for the tax distributions complies with your adoption of Method 1.

91. Please expand upon your accounting policy for recognizing incentive income to clarify for each type of fund in which you earn incentive income to clarify when the criteria under Method 1 is typically met. Please refer to your disclosures on pages 113 and 114. In this regard, please clarify for your closed-end funds if the contingency is not released until the fund is liquidated.

<u>Incentive income compensation expense, page F-13</u>

92. We note that you expense incentive income compensation in the same period that the underlying income is recognized. Please revise your disclosure to explain how your

recognition of the expense considers the vesting provisions associated with the compensation, which you note are generally over a period of five years.

Equity-based compensation, page F-13

93. We note that you discount the closing price of your Class A units that trade on the GSTrUE OTC market for restrictions on exercising the units from 0-30%. Please revise your disclosure to clarify what these specific restrictions are. Please also explain exactly how each of the restrictions is considered when estimating the fair value of the grant using the Black-Scholes synthetic option analysis. Please refer to ASC 718-10-30 for guidance.

Accounting policies of consolidated funds, page F-15
Cash and cash-equivalents, page F-15

94. We note that the cash and cash-equivalents held at the consolidated funds are not available to support the general liquidity needs of Oaktree. Please tell us your consideration of the guidance in Rule 5-04 of Regulation S-X for including condensed financial information of the registrant under Schedule 1.

3. Investments, At Fair Value, page F-21

95. Please include disclosure for the corresponding line items, Net realized gain on consolidated funds' investments and Net change in unrealized appreciation (depreciation) on consolidated funds' investments. The disclosure should clearly explain to investors what the nature of these line items is and how you are reflecting foreign currency changes and other foreign currency gains and losses. Please also present each of these line items by major kinds of investment transactions for each period presented. Please refer to Rule 6-07.7 of Regulation S-X for guidance.

6. Debt Obligations And Credit Facilities, page F-30

96. Please revise your disclosure to clarify whether you have any responsibility to provide for the consolidated funds' debt obligations in the event that the funds are unable to meet their obligations.

7. Non-Controlling Redeemable Interests in Consolidated Funds, page F-32

97. Please explain to us why distributions reflected in the rollforward do not agree to the consolidated statements of cash flows. Please also explain to us why net income (loss) reflected in the rollforward does not agree to the consolidated statements of operations. Finally, please confirm to us that none of the assets, liabilities, earnings and expenses related to the consolidated funds resulted in the recognition of currency translation adjustments as part of comprehensive income (loss).

8. Unitholders' Capital, page F-33

98. We note your disclosures on page F-35 that the percentage shares of Oaktree Operating Group units held by you is 15.31% for fiscal year 2010, 15.47% for fiscal year 2009, and 15.71% for fiscal year 2008. We further note that the percentages held by OCGH Unitholders is 84.69% for fiscal year 2010, 84.53% for fiscal year 2009, and 84.29% for fiscal year 2008. However, it does not appear as though net loss and distributions are allocated based on the percentage shares held. Please expand your disclosures to present the computation of your non-controlling interest in the consolidated subsidiaries attributable to OCGH to allow investors to better understand the underlying reasons for changes in this line item from period to period.

10. Equity-Based Compensation, page F-34

99. Please provide the disclosures required by ASC 718-10-50-2(f) for each type of share-based payment arrangement with employees for each period presented.

11. Income Taxes And Related Payments, page F-36

100. Please disclose the domestic and foreign components of income (loss) before income taxes. Please refer to ASC 740-10-S99-1 for guidance.

101. Please revise your disclosure regarding the outcome of tax audits to include your assessment of materiality to your cash flows in addition to your financial position and results of operations.

12. Commitments And Contingencies, page F-40

102. Please revise your disclosures regarding legal actions to expand your conclusion regarding the materiality of the legal actions to your cash flows in addition to your results of operations and financial condition. Please also clarify whether the materiality assessment of your legal actions is on an individual or aggregate basis. To the extent that you have determined your legal actions could have a material impact on your cash flows and/or your results of operations and financial condition on an aggregate basis, please provide the disclosures required by ASC 450-20-50-3 to 450-20-50-8. Please refer to ASC 450-20-55-10 – 55-37 for guidance.

16. Segment Reporting, page F-43

103. Please revise your disclosure on page F-44 to clarify that your CODM uses adjusted net income, or ANI, to evaluate the financial performance of, and make resource allocations and other operating decisions for, the investment management segment. Please refer to ASC 280-10-50-22 for guidance.

104. Please either remove the subtotal, ANI before interest and other income, or clarify that your CODM uses both ANI before interest and other income and ANI to evaluate the financial performance of your reportable segment and to allocate resources.

105. Please revise footnote (e) to the presentation of total assets to explain why the total assets under the "Assets of consolidated funds" on the face of the consolidated statements of financial position does not agree to the adjustment amount for each period presented.

106. Please disclose the amount of investment in equity method investees for each period presented. Please refer to ASC 280-10-50-25 for guidance.

17. Subsequent Events, page F-46

107. Please include the disclosures required by ASC 855-10-50-1 for your annual and interim financial statements.

108. Please revise your per share presentation for the amount of distribution to the nearest cent.

109. Please revise your disclosure for the Kaplan Industry, Inc. loss contingency to provide the disclosures required by ASC 450-20-50-1 to 450-20-50-8 with reference to ASC 450-20-55-10 – 55-37 for guidance.

10. Income Taxes and Related Payments, page F-64

110. Please include disclosures for the tax receivable agreement in accordance with Rule 10-01(a)(5) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Houser at (202) 551-3736 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Thomas A. Wuchenich
        Simpson Thacher & Bartlett LLP
        1999 Avenue of the Stars, 29th Floor
        Los Angeles, CA 90067